Exhibit 99.2

HAFNIA LIMITED: Mandatory notification of trade by close associate of primary insider

Singapore, 28 May 2024

Reference is made to the announcement by Hafnia Limited ("Hafnia", the "Company", OSE ticker code: "HAFNI", NYSE ticker code: “HAFN”) earlier today 28 May 2024, where the Company announced that it has entered into a share lending agreement with BW Group Limited ("BW Group"). BW Group, the largest shareholder of Hafnia and a close associate of the chairman of the Company, Andreas Sohmen-Pao, has yesterday on 27 May 2024 lent 2,311,785 shares in the Company to Hafnia pursuant to the abovementioned share lending agreement. The borrowed shares will be redelivered by way of Hafnia issuing new shares to BW Group at a subscription price of USD 0.01 per share.

Please refer to the attached notification of trading for further details.

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For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.
As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.
Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to article 19 of the EU Market Abuse Regulation.

Notification and public disclosure of transactions by Primary Insiders and their Close Associates

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	BW Group Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 39869 (Bermuda Register of Companies). LEI: 549300JXWKFD50H18170
2	Reason for the notification
a)	Position/status	BW Group Limited is closely associated with a Primary Insider. The Primary Insider is the Chairman of the Board of Directors of Hafnia Limited, Andreas Sohmen-Pao.
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer
a)	Name	Hafnia Limited
b)	LEI	5493001KCFT0SCGJ2647
4	Details of the transaction(s): section to the repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	The nature of the instrument: Shares ISIN: BMG4233B1090
b)	Nature of the transaction	Lending of shares to be redelivered by way of subscription and receipt of new shares
c)	Price(s) and volume(s)	Price(s):	Volume(s):
		0	2,311,785
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 2,311,785 Price: 0
e)	Date of the transaction	27 May 2024
f)	Place of the transaction	Outside a trading venue